FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 6, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 6, 2010

Exhibit 1	Letter to Stock Exchange

Exhibit 2	Postal Ballot Notice

Exhibit 3	Postal Ballot Form

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

Exhibit 1

The Bombay Stock Exchange Limited First Floor, New Trading Ring Rotunda Building, P J Towers Dalal Street, Fort Mumbai 400 001 Kind Attn : Mr Mokashi, DCS - CRD	National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor Plot No.C/1, G Block Bandra-Kurla Complex Bandra (East), Mumbai 400 051 Kind Attn: Mr Hari K, Vice President
Fax Nos.22723121/ 22723719/ 22722037	Fax No.66418125 / 26, 26598347/48 & 26598237/8

July 6, 2010

Sc-15242

Dear Sirs,

Re: Notice alongwith Explanatory Statement for obtaining

shareholders’ consent by Postal Ballot

As required under Clause 31 of the Listing Agreement, enclosed please find Notice dated June 28, 2010 alongwith the Explanatory Statement seeking the consent of the shareholders by a Postal Ballot for the following items:-

1.	Raising of additional long term resources

2.	Issuance of ‘A’ ordinary shares on exercise of conversion option by holders of Zero Coupon Convertible Alternative Reference Securities (CARS)

3.	Increase in borrowing limits

4.	Creation of Charges on the Company’s Properties

5.	Payment of advisory fees to Mr Ravi Kant, Vice Chairman

A specimen copy of the Postal Ballot Form in respect of the said Ballot is also enclosed for the information of the Members.

Yours faithfully,

Tata Motors Limited

H K Sethna

Company Secretary

Encl: a/a

Exhibit 2

NOTICE

Dear Member,

Notice pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A(2) of the Companies Act, 1956, read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2001, that the resolutions appended below are proposed to be passed as Ordinary/Special Resolutions, as the case may be, by way of Postal Ballot. The Explanatory Statement pertaining to the said Resolutions setting out the material facts and the reasons thereof is annexed hereto alongwith a Postal Ballot form (the “Form”) for your consideration. The Board of Directors have appointed Ms. Shirin Bharucha, Advocate as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the Form and return the same duly completed in the attached self-addressed, postage pre-paid envelope (if posted in India) so as to reach the Scrutinizer not later than the close of working hours i.e. 5:00 p.m. on Friday, August 6, 2010. Upon completion of the scrutiny of the Forms, the Scrutinizer will submit her report to the Chairman/Director. The result of the Postal Ballot will be announced by a Director of the Company on Tuesday, August 10, 2010 at 4:30 p.m. at the Registered Office of the Company and will also be published in newspapers . The results of the Postal Ballot will also be noted at the forthcoming Annual General Meeting of the Company.

Item No. 1: Raising of additional long term resources

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof) (‘the Act’) and in accordance with the provisions of the Memorandum and Articles of Association of the Company, Foreign Exchange Management Act, 1999 (FEMA), Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000 and Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993, the Listing Agreements entered into by the Company with Stock Exchanges on which the Company’s shares are listed and the rules/regulations/guidelines, notifications, circulars and clarifications, if any, issued by the Government of India(GOI), the Securities and Exchange Board of India (SEBI), the Reserve Bank of India (RBI), or any other relevant authority from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions as may be necessary or required and subject to such conditions and modifications as may be prescribed by any of them while granting such approvals, permissions, consents and sanctions and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this Resolution), the consent of the Company be and is hereby accorded to the Board in its absolute discretion to create, offer, issue and allot (including with provisions for reservation on firm and/or competitive basis, of such part of issue and for such categories of persons as may be permitted), in one or more tranches whether denominated in rupees or in foreign currency, in the course of domestic and/or international offerings, representing ordinary shares and ‘A’ ordinary shares (and unless expressly specified otherwise the term Ordinary Shares shall hereinafter collectively refer to both ordinary shares and/or ‘A’ ordinary shares of the Company) and/or non-convertible debt instruments alongwith warrants and convertible securities other than warrants (hereinafter collectively referred to as “Eligible Securities”) and Ordinary Shares whether through Depository Receipts, including American Depository Receipts/ Global Depository Receipts (ADRs/GDRs)/other depository receipts or otherwise, debentures or bonds whether partly/optionally/fully/ convertible and/or securities linked to ordinary shares and/or ‘A’ ordinary shares including foreign currency convertible bonds and/or any other financial instruments convertible into or linked to ordinary shares and/or ‘A’ ordinary shares, with or without detachable warrants with a right exercisable by the warrant holders to convert or subscribe to the ordinary shares, ‘A’ ordinary shares and/or otherwise, in registered or bearer form, secured or unsecured (alongwith ‘Eligible Securities’ hereinafter collectively referred to as “Securities”) such that the total amount raised through the aforesaid Securities should not exceed Rs.4,700 crores (with or without green shoe option) of incremental funds for the Company to any domestic/foreign institutions, individuals, non-resident Indians, corporate bodies, mutual funds, banks, insurance companies, pension funds, trusts, stabilizing agents, or otherwise, whether shareholders of the Company or not, and Eligible Securities to Qualified Institution Buyers pursuant to a Qualified Institutional Placement as provided under Chapter VIII of SEBI (Issue of Capital and Disclosure Requirements) Regulations 2009, (SEBI ICDR Regulations 2009), (collectively called ‘Investors’) through a public issue and/or on a private placement basis or a combination thereof at such price or prices, at a discount or premium to the market price, or price in such manner and on such terms and conditions including security, rate of interest, etc. through a prospectus or an offering memorandum, as per the terms and conditions that the Board may in its absolute discretion deem fit and appropriate at the time of issue and where necessary, in consultation with the Book/Running Lead Managers and/or other Advisors or otherwise, including the discretion to determine the categories of investors to whom the offer, issue and allotment shall be made to the exclusion of all other categories of investors at the time of such offer, issue and allotment considering the prevailing market conditions and other relevant factors wherever necessary.”

“RESOLVED FURTHER that in the event that the Eligible Securities convertible into Ordinary Shares are issued under Chapter VIII of the SEBI ICDR Regulations, 2009, the relevant date for the purpose of the pricing of the securities shall be the meeting in which the Board decides to open the issue.”

“RESOLVED FURTHER that the Board be and is hereby authorized to issue and allot such number of ordinary shares and/or ‘A’ ordinary shares as may be required to be issued and allotted, including issue and allotment of ordinary shares and/or ‘A’ ordinary shares upon conversion of any Securities referred to above or as may be necessary in accordance with the terms of the offer or any subsequent amendment to the terms of the offer as the Board may decide subsequent to the offer; all such shares shall rank pari passu inter se and with the then existing ordinary shares and/or ‘A’ ordinary shares of the Company, as the case may be.”

“RESOLVED FURTHER that without prejudice to the generality of the above, the Securities/Eligible Securities may have such features and attributes or any terms or combination of terms in accordance with International practice to provide for the tradability and free transferability thereof as per the prevailing practices and regulations in the capital market including but not limited to the terms and conditions in relation to payment of interest, additional interest, premium on redemption, prepayment and any other debt service payments whatsoever including terms for issue of additional Ordinary Shares or variation of the conversion price of the securities during the duration of the Securities/Eligible Securities and the Board be and is hereby authorised in its absolute discretion in such manner and on such terms as it may deem fit, to dispose off such of the Securities/Eligible Securities that are not subscribed.”

“RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorized to determine the form and terms of the issue(s), in accordance with applicable regulations, prevalent market practices, including but not limited to the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad as the Board, in its absolute discretion may deem fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including sign all deeds, documents and writings and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Company to settle any questions or difficulties that may arise in regard to the issue(s), as it may, in its absolute discretion, deem fit.”

“RESOLVED FURTHER that the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officer of the Company.”

Item No.2 : Issuance of ‘A’ ordinary shares on exercise of conversion option by holders of Zero Coupon Convertible Alternative Reference Securities (CARS)

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the resolution dated July 11, 2006 of the shareholders of the Company, and in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof), the provisions of the Memorandum and Articles of Association of the Company, Foreign Exchange Management Act, 1999 (FEMA) and applicable rules & regulations made there under including the Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000 and Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993, the Listing Agreements entered into by the Company with Stock Exchanges on which the Company’s shares are listed and the rules/regulations/guidelines, notifications, circulars and clarifications, if any, issued by the Government of India (GOI), the Securities and Exchange Board of India (SEBI), the Reserve Bank of India (RBI), or any other relevant authority from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions as may be necessary or required and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, while granting such approvals, consents, permissions and sanctions and which may be agreed to by the Board, the consent of the Company be and is hereby accorded to the Board to issue and allot upto 50 million ‘A’ ordinary shares to the holders of Zero Coupon Convertible Alternative Reference Securities (CARS), on exercise of conversion option at such price or prices as per the terms of issuance of CARS, in such manner and where necessary, in consultation with the Paying Conversion and Transfer Agent and/or other Advisors or otherwise and on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of exercise of the said conversion option by the holders of the said CARS.”

“RESOLVED FURTHER that such ‘A’ ordinary shares shall rank pari passu inter se and with the then existing ‘A’ ordinary shares of the Company.”

“RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorized to determine the form and terms of the conversion option in accordance with applicable regulations, prevalent market practices and terms of issue of CARS including but not limited to the number of ‘A’ ordinary shares to be allotted in each tranche, premium amount on conversion of CARS during conversion period, in its absolute discretion as it may deem fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including sign all deeds, documents and writings and to pay any fees, remuneration, expenses relating thereto and with power on behalf of the Company to settle any questions or difficulties that may arise in regard to the issue(s), as it may, in its absolute discretion, deem fit.”

“RESOLVED FURTHER that the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officer of the Company.”

Item No.3: Increase in borrowing limits

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as an Ordinary Resolution:-

“RESOLVED that in supersession of Resolution No.4 passed by Postal Ballot conducted by the Company on July 14, 2008 and pursuant to Section 293(1)(d) and all other applicable provisions, if any, of the Companies Act,1956, (including any amendment thereto or re-enactment thereof), the consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as ‘the Board’ which term shall be deemed to include any committee thereof) for borrowing from time to time any sum or sums of monies which, together with the monies already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company’s bankers in the ordinary course of business), may exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount so borrowed by the Board shall not at any time exceed the limit of Rs.30,000 crores.”

Item No.4: Creation of Charges on the Company’s Properties

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as an Ordinary Resolution:-

“RESOLVED that in supersession of Resolution No.5 passed by Postal Ballot conducted by the Company on July 14, 2008 and pursuant to Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, (including any amendment thereto or re-enactment thereof), consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof) to create such charges, mortgages and hypothecations in addition to the existing charges, mortgages and hypothecations created by the Company, on such movable and immovable properties, both present and future, and in such manner as the Board may deem fit, together with power to take over the management and concern of the Company in certain events, in favour of the Banks/Financial Institutions, other investing agencies and trustees for the holders of debentures/bonds and/or other instruments to secure rupee/foreign currency loans and/or the issue of debentures whether partly/fully convertible or non-convertible and/or securities linked to ordinary shares and/or ‘A’ ordinary shares and/or rupee/foreign currency convertible bonds and/or bonds with detachable share warrants (hereinafter collectively referred to as “Loans”) provided that the total amount of Loans together with interest thereon, additional interest, compound interest, liquidated damages, commitment charges, premia on pre-payment or on redemption, costs, charges, expenses and all other monies payable by the Company in respect of the said Loans, for which such charges, mortgages or hypothecations are created, shall not, at any time exceed the limit of Rs.30,000 crores.”

“RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things, to execute all such documents, instruments in writing as may be required.”

Item No.5 : Payment of advisory fees to Mr Ravi Kant, Vice Chairman

To consider and if thought fit to pass with or without modification, if any, the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 314 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof for the time being in force) and subject to approval of the Reserve Bank of India, if required, the consent of the Company be and is hereby granted to the appointment of Mr Ravi Kant, Non Executive Vice Chairman as an advisor to the Company with effect from June 2, 2009 at a fee of GB£75,000 p.a. (~Rs.51 lacs p.a.) plus use of Company car and reimbursement of expenses incurred on travel, boarding and allowances either directly or by way of reimbursement to JaguarLandRover Limited (JLRL) for payment made by JLRL to Mr Kant in connection with the advisory services rendered by him to the Company.”

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, June 28, 2010

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai 400 001

EXPLANATORY STATEMENT

Explanatory Statement for Resolutions mentioned under Item Nos. 1 to 5 pursuant to Section 173(2) of the Companies Act, 1956 (“the Act”).

Item No.1 :

The Company has growth plans for expanding its product range and presence in the domestic and global markets in commercial and passenger vehicles. As a part of its future growth strategy for the domestic and international markets, the Company plans to incur about Rs. 10,000 crores in the next 2-3 years towards product development, capital expenditure in capacity enhancement, plant renewal and modernization and other meaningful growth opportunities. The capital expenditure required for meeting these plans would be spread over the next 2-3 years and a long term financing plan would be evolved in the near future.

Further, the Company has on its Balance Sheet various high cost debts. The Company is leveraged with a net debt equity ratio of 1:1 on a stand-alone basis (consolidated basis 3.3:1) as on March 31, 2010.

While it is envisaged that the internal generation of funds would partially fund the above capital expenditure programme, it is thought prudent at this stage for the Company to meet a part of this fund requirement for the said capital expenditure, product development, long term working capital as well as for such corporate purposes including investments in subsidiary companies in India or overseas for their business growth/other requirement, as may be permitted under applicable laws through issue of Securities as defined in the resolution at Item No.1 of the Notice. In view of the good performance of the Company and positive outlook of the automobile industry globally as also Company’s fund requirements, it is thought prudent to raise resources at an opportune time.

It is therefore proposed to issue the said Securities for an amount not exceeding Rs.4,700 crores of incremental funds, in one or more tranches, in such form, in such manner, at such price or prices and at such time as may be considered appropriate by the Board, to the various categories of Investors in the domestic and/or international market as set out in the Resolution at Item No.1 of the Notice.

While the fund raising programme may be through a mix of equity/debt/equity related instruments, to the extent that any part of the above mentioned capital raising plan includes issue of securities linked to or convertible into ordinary shares and/or ‘A’ ordinary shares of the Company, members’ approval is being sought. Section 81 of the Act, provides, inter alia that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the company in proportion to the capital paid-up on that date unless shareholders in General Meeting decide otherwise. The Listing Agreement executed by the Company with various Stock Exchanges also provides that the Company shall in the first instance, offer all securities for subscription pro rata to the Shareholders, unless the Shareholders, in the General Meeting decide otherwise. Whilst no specific instrument(s) have been identified at this stage, in the event that the Company issues any equity linked instruments, the issue(s) will be structured in a manner such that the additional ordinary and/or ‘A’ ordinary share that may be issued would not be more than 15% of the paid-up ordinary and ‘A’ ordinary Share Capital of the Company. The ordinary shares/‘A’ ordinary shares, if any, allotted on issue, conversion of securities or exercise of Warrants shall rank pari passu inter se and with the existing ordinary shares/‘A’ ordinary shares of the Company, as the case may be.

In the event of the issue of Eligible Securities as aforesaid by way of Qualified Institutional Placements, it will be ensured that:-

•

the relevant date for the purpose of pricing of the Ordinary Shares and/or detachable warrants would, pursuant to Chapter VIII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (“the SEBI ICDR Regulations”) and/or other applicable regulations, be the date of the meeting in which the Board decides to open the proposed issue of the specified securities, subsequent to the receipt of Members’ approval in terms of Section 81(1A) and other applicable provisions, if any of the Act, and other applicable laws, rules, regulations and guidelines in relation to the proposed issue of securities;

•

the issue and allotment of securities shall be made only to Qualified Institutional Buyers (QIBs) within the meaning of the SEBI ICDR Regulations and such securities shall be fully paid up on its allotment, which shall be completed within 12 months of the date of passing this Resolution;

•

the total amount raised in such manner, including the over allotment option as per the terms of the issue of securities, would not exceed 5 times of the Company’s networth as per the audited balance sheet of the previous financial year; and

•

the securities shall not be eligible to be sold for a period of 1 year from the date of allotment, except on a recognized stock exchange or except as may be permitted from time to time by the SEBI ICDR Regulations.

The proposed offer is in the interest of the Company and your Directors commend the resolution for approval.

The Directors of the Company may be deemed to be concerned or interested in the Resolution at Item No.1 to the extent of the securities that may be subscribed by the companies/institutions of which they are Directors or Members.

Item No. 2 :

The members, had at the Annual General Meeting held on July 11, 2006, approved the raising of funds upto Rs.3,000 crores and issue of securities at such price and at such time as may be considered appropriate by the Board, to various categories of investors in the domestic/international market. Pursuant to this, in July 2007, the Company raised US$490 million by issuance of Zero Coupon Convertible Alternative Reference Securities (CARS) due 2012 to international investors. The terms of the CARS Offering allow the Company to give the holders an option to convert the CARS into Qualifying Securities i.e. ADSs/ GDSs, non voting/ differential voting shares subject to the same meeting certain criteria for investor base and liquidity pool.

Subsequently, members had vide postal ballot on July 14, 2008 approved of inter alia (a) Alteration of Articles of Association to provide for issuance of shares with differential rights (b) Increase in authorised share capital (c) Raising of additional long term resources through Issue of Securities, including ‘A’ ordinary shares. Pursuant to this in October, 2008, the Company raised Rs.4,146 crores through simultaneous but unlinked Rights Issue of 64,276,164 ordinary shares at a price of Rs 340/- per share and 64,276,164 ‘A’ ordinary shares at a price of Rs 305/- per share. This issue of ‘A’ ordinary shares was in accordance with Companies (Issuance of Share Capital with Differential Voting Rights) Rules, 2001(‘DVR’ Rules). As per the terms of Rights Issue, the ‘A’ ordinary shares issued are of the same class as the ordinary shares of the Company and shall enjoy all the rights and privileges that are attached to the ordinary shares in law and under the Company’s Articles of Association, except rights as regards voting (1/10th of the voting power as compared to Ordinary Shares) and dividend (additional five percentage points more than the aggregate rate of dividend declared on the ordinary shares for that financial year).

As per the terms of issue of CARS, it is now proposed to issue upto 50 million ‘A’ ordinary shares on execution of conversion option by the holders of outstanding CARS aggregating US$ 473 million. Any CARS which are not converted would be redeemed at a redemption price of 131.82% of the principal amount in July 2012 as per the terms of the CARS issuance. The proposed option for conversion of CARS into ‘A’ ordinary shares will enable the Company to conserve funds, reduce its debt and simultaneously increase its share capital without significantly diluting the voting rights of the existing shareholders.

As a matter of good governance practice, the Company is seeking the shareholders’ approval for issue of ‘A’ ordinary shares on exercise of conversion option by the holders of CARS taking into consideration, that the ‘A’ ordinary shares did not exist at the time when the members approved the CARS issuance in July 2006.

The issuance and price of the CARS conversion and other terms would be as per the Issue of FCCBs and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 as amended from time to time and would be within the limit of 25% of the total issued share capital of the Company as prescribed under the said DVR Rules.

It may be noted that the Company retains the option to convert the CARS into ordinary shares of the Company and that the Board would at an appropriate time exercise its discretion for offering an option to the CARS holders to convert into either the ordinary shares or ‘A’ ordinary shares of the Company.

The proposed issue is in the interest of the Company and your Directors commend the Resolution for your approval.

The Directors of the Company may be deemed to be concerned or interested in the Resolution at Item No.2 to the extent of the ‘A’ ordinary shares that may be issued to the companies/institutions of which they are Directors or Members.

Item Nos.3 and 4 :

Under Section 293(1)(d) of the Act, the Board of Directors of a company cannot, except with the consent of the Company in a general meeting, borrow monies, apart from temporary loans obtained from the Company’s bankers in the ordinary course of business, in excess of the aggregate of the paid-up capital and free reserves of the Company, that is to say, reserves not set apart for any specific purpose. The members had vide a Postal Ballot, on July 14, 2008, had accorded their consent to the Board of Directors for borrowing upto Rs.20,000 crores. To meet the capital expenditure requirements and for additional working capital needs, as also to provide for the issue of any debt/debt related instrument in the Indian and/or international market, it is necessary to enhance the present borrowing limit. The Members’ approval is therefore being sought pursuant to Section 293(1)(d) of the Act to increase the borrowing limit to Rs.30,000 crores. Even with the proposed borrowing, the debt equity ratio will be within normally accepted prudential accounting norms.

The proposed borrowings and any further borrowings of the Company may, if necessary, be secured by way of a charge, mortgage, hypothecation of the Company’s assets in favour of the secured lenders, security holders, trustees for the holders of the said securities. The documents to be executed between the security holders, trustees for the holders of the said securities and any other secured lender/trustee and the Company may contain the power to take over the management of the Company in certain events. The members vide the said Postal Ballot had also accorded their consent to the Board of Directors for the creation of charges, mortgages and hypothecations on the Company’s properties which together with the existing charges would not exceed a limit of Rs.20,000 crores at any point of time. Considering that the Company may in future borrow additional funds as mentioned above, which may require to be secured by a charge, mortgage, hypothecation on the Company’s properties, it is necessary for the Company to pass a Resolution under Section 293(1)(a) of the Act for creation of such charges, mortgages and hypothecations for an amount not exceeding Rs.30,000 crores at any point of time.

The above proposal is in the interest of the Company and your Directors commend the said Resolutions at Item Nos. 3 and 4 of the Notice for approval by the Members.

Item No.5 :

On retirement of Mr Ravi Kant from his executive capacity as Managing Director, he was appointed as Non-Executive Vice-Chairman w.e.f. June 2, 2009 at the meeting of the Board of Directors held on May 29, 2009. As Vice-Chairman, he has been performing a key function in overseeing and co-ordinating the operations of Jaguar Land Rover and also reviewing the existing manufacturing processes, which would result in substantial cost reduction and rationalization of platforms. Besides these, initiatives have also been taken on joint development programs for engines, vehicles and platforms which would leverage skills of the Company and Jaguar Land Rover resulting in synergies in operations of the Company and its subsidiary. These would yield substantial savings in the operations of the Company and its subsidiaries. In recognition of the significant value and contribution of his services, which are professional in nature, the Board of Directors of the Company have recommended to appoint Mr Kant as an Advisor on an Advisory fee of GB£ 75,000 p.a. with effect from June 2, 2009 to be paid by the Company, either directly or by way of reimbursement to JaguarLandRover Limited (JLRL) for the said payment made by it to Mr Kant. Mr Kant would be entitled to the use of a Company car as also for reimbursement of expenses incurred on travel, boarding and allowances in connection with his official work.

The services rendered by Mr Kant are professional in nature and the Company would be filing an application with the Ministry of Corporate Affairs seeking its opinion in terms of Section 309 of the Act. Further under Section 314 of the Act no director of a company shall hold any office or place of profit in the company or its subsidiary company, except with the consent of the company accorded by a special resolution. Considering that the said appointment of Mr Kant as an Advisor is deemed to be an office or place of profit, the approval of the members is requested as per Section 314 of the Act.

Your Directors commend the Resolution in Item No.5 of the Notice for the approval of the Members.

None of the Directors except Mr Kant is concerned or interested in Item No.5 of the Notice.

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, June 28, 2010

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai 400 001

Exhibit 3

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001. Website: www.tatamotors.com

POSTAL BALLOT FORM

1.	Name & Registered Address of :

the Sole / first named Shareholder

2.	Name(s) of the Joint Holder(s) :

(if any)

3.	Registered Folio Number / :

DP ID No / Client ID No.*

*(Applicable to investors holding

Shares in dematerialized form)

4.	Number of Ordinary Share(s) held :

I / We hereby exercise my / our vote in respect of the Resolutions set out in the Notice dated June 28, 2010 as set out below to be passed by means of Postal Ballot by sending my/our assent or dissent to the said Resolutions by placing the tick (✓) mark at the appropriate box below.

Description of Resolution	No. of Ordinary Shares	(For) I /We assent to the Resolution	(Against) I/We dissent to the Resolution

1. Special Resolution for raising of additional long term resource under Section 81(1A) of the Companies Act, 1956 (“the Act”).

2. Special Resolution for issuance of ‘A’ Ordinary Shares on exercise of conversion option by holders of CARS (due 2012) under Section 81(1A) of the Act

3. Ordinary Resolution for increase in the borrowing limits under Section 293(1)(d) of the Act.

4. Ordinary Resolution for creation of charge on Company’s properties under Section 293(1)(a) of the Act.

5. Special Resolution under Section 314 of the Act.

E-mail ID :
Place :
Date :

Signature of the Member(s)

INSTRUCTIONS

1.	A Member desirous of exercising vote by Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached self-addressed postage pre-paid envelope which should be properly sealed.

2.	The Postal Ballot Form should be signed by the member as per specimen signature registered with the Company. In case, shares are jointly held, this Form should be completed and signed by the first named member and in his/her absence, by the next named member. Holders of Power of Attorney (POA) on behalf of a member may vote on the Postal Ballot mentioning the Registration No. of the POA or enclosing an attested copy of POA. Unsigned Postal Ballot Form will be rejected.

3.	In case of shares held by companies, trusts, societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of the Board Resolution/ Authority and preferably with attested specimen signature(s) of the duly authorized signatory(s) giving requisite authority to the person voting on the Postal Ballot Form.

4.	Members holding shares in dematerialized form are advised, in their own interest, to get their signatures verified by their Banker / Depository Participant (DP). Signatures should be verified by the manager of the concerned Banker/DP by affixing a rubber stamp/seal mentioning name and address of the banker / DP and name, stamp and signature of the Manager.

5.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours (1700 hrs) on August 6, 2010. Postal Ballot Form received after that date will be strictly treated as if reply from such member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before August 6, 2010 providing sufficient time for postal transit.

6.	The voting shall be reckoned in proportion to a Member’s share on voting rights on the paid up Ordinary Share capital and ‘A’ Ordinary Share capital of the Company as on June 25, 2010.

7.	‘A’ Ordinary Shareholder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its Issue and Articles of Association of the Company.

8.	A member need not use all his / her votes nor does he / she need to cast all his / her votes in the same way.

9.	A member may request for a duplicate postal ballot form, if so required. However, the duly filled in duplicate postal ballot form should reach the Scrutinizer not later than the date specified above. No other form or photocopy of the form is permitted.

10.	Members are requested not to send any paper (other than the resolution/authority as mentioned under instruction Nos. 2 & 3 above) along with the Postal Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

11.	There will be only one Postal Ballot Form for every folio / client ID irrespective of the number of Joint Member(s).

12.	Incomplete, improperly or incorrectly tick marked Postal Ballot Form will be rejected.

13.	Members from whom no Postal Ballot Form is received or received after the aforesaid stipulated period shall not be counted for the purposes of passing of the resolution.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot Form shall be final.

15.	The exercise of vote by Postal Ballot is not permitted through proxy. The items of business covered by this Postal Ballot will not be transacted at any General Meeting even though Members who have not exercised their franchise through Postal Ballot might be present in person or through proxy at the meeting.

16.	Any queries in relation to the resolutions proposed to be passed by Postal Ballot may be addressed to Mr H K Sethna, Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001. Website: www.tatamotors.com

POSTAL BALLOT FORM

1.	Name & Registered Address of :

the Sole / first named Shareholder

2.	Name(s) of the Joint Holder(s) :

(if any)

3.	Registered Folio Number / :

DP ID No / Client ID No.*

*(Applicable to investors holding

Shares in dematerialized form)

4.	Number of ‘A’ Ordinary Share(s) held :

I / We hereby exercise my / our vote in respect of the Resolutions set out in the Notice dated June 28, 2010 as set out below to be passed by means of Postal Ballot by sending my/our assent or dissent to the said Resolutions by placing the tick (✓) mark at the appropriate box below.

Description of Resolution	No. of ‘A’ Ordinary Shares	(For) I /We assent to the Resolution	(Against) I/We dissent to the Resolution

1. Special Resolution for raising of additional long term resource under Section 81(1A) of the Companies Act, 1956 (“the Act”).

2. Special Resolution for issuance of ‘A’ Ordinary Shares on exercise of conversion option by holders of CARS (due 2012) under Section 81(1A) of the Act

3. Ordinary Resolution for increase in the borrowing limits under Section 293(1)(d) of the Act.

4. Ordinary Resolution for creation of charge on Company’s properties under Section 293(1)(a) of the Act.

5. Special Resolution under Section 314 of the Act.

E-mail ID :
Place :
Date :

Signature of the Member(s)

INSTRUCTIONS

1.	A Member desirous of exercising vote by Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached self-addressed postage pre-paid envelope which should be properly sealed.

2.	The Postal Ballot Form should be signed by the member as per specimen signature registered with the Company. In case, shares are jointly held, this Form should be completed and signed by the first named member and in his/her absence, by the next named member. Holders of Power of Attorney (POA) on behalf of a member may vote on the Postal Ballot mentioning the Registration No. of the POA or enclosing an attested copy of POA. Unsigned Postal Ballot Form will be rejected.

3.	In case of shares held by companies, trusts, societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of the Board Resolution/ Authority and preferably with attested specimen signature(s) of the duly authorized signatory(s) giving requisite authority to the person voting on the Postal Ballot Form.

4.	Members holding shares in dematerialized form are advised, in their own interest, to get their signatures verified by their Banker / Depository Participant (DP). Signatures should be verified by the manager of the concerned Banker/DP by affixing a rubber stamp/seal mentioning name and address of the banker / DP and name, stamp and signature of the Manager.

5.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours (1700 hrs) on August 6, 2010. Postal Ballot Form received after that date will be strictly treated as if reply from such member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before August 6, 2010 providing sufficient time for postal transit.

6.	The voting shall be reckoned in proportion to a Member’s share on voting rights on the paid up Ordinary Share capital and ‘A’ Ordinary Share capital of the Company as on June 25, 2010.

7.	‘A’ Ordinary Shareholder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its Issue and Articles of Association of the Company.

8.	A member need not use all his / her votes nor does he / she need to cast all his / her votes in the same way.

9.	A member may request for a duplicate postal ballot form, if so required. However, the duly filled in duplicate postal ballot form should reach the Scrutinizer not later than the date specified above. No other form or photocopy of the form is permitted.

10.	Members are requested not to send any paper (other than the resolution/authority as mentioned under instruction Nos. 2 & 3 above) along with the Postal Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

11.	There will be only one Postal Ballot Form for every folio / client ID irrespective of the number of Joint Member(s).

12.	Incomplete, improperly or incorrectly tick marked Postal Ballot Form will be rejected.

13.	Members from whom no Postal Ballot Form is received or received after the aforesaid stipulated period shall not be counted for the purposes of passing of the resolution.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot Form shall be final.

15.	The exercise of vote by Postal Ballot is not permitted through proxy. The items of business covered by this Postal Ballot will not be transacted at any General Meeting even though Members who have not exercised their franchise through Postal Ballot might be present in person or through proxy at the meeting.

16.	Any queries in relation to the resolutions proposed to be passed by Postal Ballot may be addressed to Mr H K Sethna, Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001.